SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G
                      (Amendment No. 13)

   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                Chris-Craft Industries, Inc.
                      (Name of Issuer)


         Class B Common Stock, par value $.50 per share
           and Common Stock, par value $.50 per share
               (Title of Class of Securities)

                170520-50-6  and  170520-10-0
                       (CUSIP Number)
              _______________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

               (Continued on following pages)

CUSIP No. 170520-50-6, and      13G       Page 2 of 6 Pages
          170520-10-0

1)  Name of Reporting Person:  Evan C Thompson
    SS or IRS Identification No. of Above Person:



2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /  /

(b)  /  /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

Number of      5)   Sole Voting Power:  623,762 shares of
Shares              Class B Common Stock and 1,355,749
Benefically         of Common Stock
Owned          6)   Shared Voting Power:  None
by Each        7)   Sole Dispositive Power:
Reporting           756,649 shares of Class B Common Stock
Person              and 1,566,866 shares of Common Stock

 8)  Shared Dispositive Power:  None

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:    756,649 shares of Class B Common Stock
                and 1,566,866 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          9.5% of Class B Common Stock and 5.9% of Common
          Stock

12)  Type of Reporting Person (See Instructions):
          IN

Item 1(a).     Name of Issuer:
               Chris-Craft Industries, Inc. ("Chris-Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(a).     Name of Person Filing:
                 Evan C Thompson

Item 2(b). Address of Principal Business Office or, if none, Residence:
                 United Television, Inc.
                 132 South Rodeo Drive
                 Fourth Floor
                 Beverly Hills, California 90212

Item 2(c).     Citizenship:
                 United States of America

Item 2(d).     Title of Class of Securities:

                             I

               Class B Common Stock, $.50 par value, each share convertible into one share of Common
               Stock ("Class B Common Stock")

                             II

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

               I  (Class B Common Stock) -- 170520-50-6

               II (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.   Ownership.

                                  I            II

                               Class B
                               Common        Common
                               Stock         Stock
(a)  Amount Beneficially
     Owned:                   756,649        1,566,866(1)

(b)  Percent of Class
     (outstanding at
     December 31, 1999)       9.5%           5.9%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
          vote or to direct
          the vote            623,762        1,355,749

    (ii)  shared power to
          vote or to direct
          the vote            --             --

   (iii)  sole power to dis-
          pose or to direct
          the disposition of  756,649        1,566,866

    (iv)  shared power to
          dispose or to di-
          rect the disposi-
          tion of             --             --

_________________________

(1) Includes shares issuable on conversion of Class B Common Stock and 266,183 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1999. Also includes 3,836 shares held in the Evan C Thompson Foundation.

Item 5.   Ownership of Five Percent or Less of a Class.
          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          Inapplicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.
          Inapplicable.

Item 8.   Identification and Classification of Members of the
          Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

                                Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 2000




/s/ Evan C Thompson
------------------------
     Signature
   Evan C Thompson
     Name/Title